June 18, 2009

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Bioscience, Inc. Form 10-K for Year Ended 9/30/008
Filed on November 26, 2008
Response filed May 20. 2009
File No.000-14902 (“2008 Form 10-K”)

Ladies and Gentlemen:

We have received and reviewed your letter dated June 8, 2009 related to the above-referenced filings of Meridian Bioscience, Inc. (“Meridian” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Schedule 14A

Compensation Discussion and Analysis

Cash Bonuses, page 16

1.
We note your response to comment 2 from your letter dated May 20, 2009 and your responses to comments 6 and 7 from your letter dated March 20, 2009.  It appears from your responses and the disclosure in your proxy statement that your actual net earnings achievement corresponded to a 30% bonus payout and that the personal multiplier was applied to the 30% bonus payout.  Additionally, we note your disclosure of the factors that determined the personal multiplier.  As the factors used to determine the personal multiplier were not quantified, please provide further discussion as to how the factors were used to determine each NEO's personal multiplier.  For example, what information about production efficiencies via implementation of automated manufacturing equipment was used to determine Mr. Baldini's personal multiplier of 1.25?  If determinations relating to failure to achieve, some level of success, high level of success or any other determinations were made, please discuss the determinations and how they impacted the multiplier.  Please provide proposed disclosure for your 2009 executive compensation disclosure that addresses all of these comments.

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
June 18, 2009
Page

Response:

As we have discussed with the staff on June 11, 2009 and June 15, 2009, instead of establishing specific quantifiable targets for each of the identified factors, the Compensation Committee of the Board of Directors of the Company exercises its discretion in using the factors to determine each NEO’s personal multiplier. With respect to the staff’s cited example relating to production efficiencies via implementation of automated manufacturing equipment for Mr. Baldini and other factors and multipliers, the Compensation Committee did not establish measurable objective targets, such as a list of capital projects and required dates of completion, in connection with its deliberation of such factors and multipliers. Rather, the adoption and application of such factors and multipliers are intended to be discretionary and subjective to the Compensation Committee.

The Company proposes to provide the disclosure below or disclosure substantially similar to such disclosure in the proxy materials to be incorporated by reference into its Form 10-K for the fiscal year ending September 30, 2009:

“Instead of establishing specific quantifiable targets for each of the identified factors, the Compensation Committee of the Board of Directors of the Company exercises its discretion in using the factors to determine each NEO’s personal multiplier. Specifically, the Compensation Committee did not establish measurable objective targets in connection with its deliberation of such factors and multipliers. Rather, the adoption and application of such factors and multipliers are intended to be discretionary and subjective to the Compensation Committee so that it can use its business judgment to provide an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee believes that such discretionary and subjective components allow it to respond appropriately as business and strategic environments change and are appropriate for the size and nature of the Company.”

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
June 18, 2009
Page

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Meridian appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 272-5422.

Sincerely, MERIDIAN BIOSCIENCE, INC.

By:	/s/Melissa A. Lueke
Melissa A. Lueke
Vice President, Chief Financial Officer

cc:  F. Mark Reuter, Esq.